June 18, 2020

Fellow Shareholders of Collectors Universe, Inc.,

Alta Fox Capital Management, LLC (together with its affiliates, “Alta Fox”) currently has a beneficial ownership interest of approximately 5.4% of the outstanding shares of Collectors Universe, Inc. (“CLCT” or the “Company”), making us a top 5 shareholder in the Company and the largest fundamental (non-passive/non-quant) holder. We believe shares in CLCT are materially undervalued due to inadequate shareholder engagement, poor capital allocation, and a lack of digital innovation. Alta Fox believes significant opportunities exist within the control of management and the Board of Directors (the “Board”) to unlock substantial value for all shareholders. It is our belief that much of CLCT’s shortcomings are primarily attributable to the complacency that exists on the Board.

With a new Board focused on shareholder returns and improving the customer value proposition, **Alta Fox believes CLCT’s share price can appreciate substantially in the next three years**, and we have a plan to increase intrinsic value to $100/share, a summary of which is included below. However, in order to unlock this significant upside, we believe substantial change is needed to drive operational efficiency, profitable digital innovation, and shareholder engagement. Therefore, in light of the upcoming deadline for shareholder nominations, and in order to preserve our rights as shareholders, as described in our formal nomination notice delivered to the Company today, we are nominating six highly-qualified director candidates for election at the 2020 Annual Meeting of Shareholders (the “2020 Annual Meeting”). We believe our slate of nominees possess the skills necessary to lead CLCT in realizing full value for all stakeholders. Alta Fox intends to withdraw one of its nominees to the extent that only five Board seats remain up for election at the 2020 Annual Meeting.

Our original intention in investing in CLCT was not to be an activist. The business fits many of the qualitative characteristics that exemplify a typical Alta Fox investment: strong competitive advantages, a long growth runway, attractive opportunities for reinvestment, and low investor awareness. After an extensive research process that included conversations with past executives, industry participants, ex-employees, customers, and competitors, we developed high conviction that CLCT has numerous attractive opportunities for reinvestment that could significantly increase value for customers and shareholders alike. We have since shared some of our suggestions for increasing shareholder value with the leadership of CLCT; while we had amicable discussions with Chief Executive Officer, Joseph J. Orlando, we felt that the rest of the Board was largely uninterested in listening to our suggestions and informed us that CLCT would no longer communicate with Alta Fox going forward. We were disappointed by such a dismissive response to a large shareholder, which heightened our concern that the Board is not acting in the best interests of shareholders. As a result, Alta Fox has been forced to escalate the matter to ensure proper governance and to maximize value for all shareholders.

CLCT is a high-quality business characterized by strong returns on capital, high barriers to entry, low ongoing capital requirements, and growing end markets. Over the last decade, CLCT’s revenue has compounded organically at high single digit rates, driven both by their coin grading business (“PCGS”) and trading card grading business (“PSA”). Despite healthy end markets and revenue increasing by more than 80% from FY10-FY19, operating margins have *declined* over the respective period. The Board has not demonstrated the ability to leverage CLCT’s competitive advantages in a scalable way or introduce meaningful new revenue generating services. In our opinion, CLCT’s lack of innovation and margin improvement is primarily attributable to a complacent and disengaged Board that has not demonstrated or executed on a thoughtful capital allocation plan.

The Board of Directors Lacks Alignment with Shareholders

Alta Fox believes that CLCT's poor historical capital allocation is directly related to a Board that is not properly aligned with shareholders. Excluding Joe Orlando, who was appointed as CEO and member of the Board in FY18, we give a *sampling* of facts about the other four current Board members:

- Average tenure on the CLCT Board is over 13 years.
- Average age is over 73.
- They sit on an average of 3 other boards *in addition* to CLCT (as of the FY19 DEF14A filing).
- Their Board member compensation is primarily cash driven (68% in FY19).
- There have been zero insider open market purchases in the last 5 years (see exhibit 1), but considerable open market sales.
- Their individual and collective CLCT equity ownership is miniscule.

Exhibit 1: CLCT Insiders' Open Market Buy/Sell Orders over the Last 5 years.



Source: Bloomberg

Despite their lengthy tenures, cumulative equity ownership among Board members (ex-Orlando) is **only 1.5%** of CLCT's outstanding shares, nearly all of which has been accumulated through stock grants. Given the current Board appears not to have an interest in purchasing CLCT shares, **should investors really be surprised that there has been no impetus to innovate in order to improve long-term shareholder returns?** The unfortunate reality is that the Board has seemingly preferred to receive cash compensation instead of equity compensation and paid out dividends on their own stock grants instead of reinvesting in growth initiatives to build long-term value for shareholders and customers.

The current Board has not shown a willingness to engage with investors. CLCT has no sell side coverage, no investor presentations, no dedicated IR contact, does not give formal guidance or have a clear long-term plan, and does not even attend major small-cap investor conferences as close as 30 minutes from its headquarters. **Alta Fox plans to rectify CLCT's history of shareholder ambivalence and lack of transparency.**

Three Different Strategic Paths Forward for CLCT

Broadly speaking, shareholders have three strategic options for the future of CLCT:

1) The first option (and Alta Fox Capital's preferred plan) is for **a new and rejuvenated Board to work alongside the current management team in improving the core grading business and**

investing in high-margin, scalable, and recurring revenue streams that capitalize on the Company's existing competitive advantages. Each new service offered will enhance the customer value proposition, further expand CLCT's competitive moat, and will significantly improve shareholder value. **We believe this plan can lead to significant share price appreciation over the next three years.**

2) The second option is to slash public company costs and go private. We believe there would be many strategic and financial buyers of CLCT at significantly higher prices, and we estimate that removing public company costs in FY19 would have increased net income by over 20%.

3) Finally, the third option, which the current Board has apparently chosen—the status quo. This involves a disengaged Board failing to adequately address significant customer backlogs for graded items, doing the bare minimum for investor relations, failing to show operating margin improvement, and essentially milking the business for cash flows with an inefficient balance sheet and bloated cost structure. This lackluster strategy is how the current Board has taken a dominant asset for a decade and managed it to mediocre returns. Shareholders and customers deserve better.

Customers and Shareholders are Paying the Price for the Company's Failure to Innovate

CLCT has failed to meaningfully improve its operational efficiency in its core grading business. **Customer demand for CLCT's grading services far exceeds CLCT's current level of grading capacity.** This has caused slow turnaround times and a record backlog at PSA. While CLCT has recently announced hiring initiatives and operational improvements, years of similar announcements leave us doubtful that these efforts will quickly solve their capacity problem. **Improving grading turnaround times and delivering new and innovative services for customers is a top priority for Alta Fox and our slate of highly-qualified director nominees.**

CLCT has also historically failed to capitalize on digital initiatives. For example, **CLCT's "other revenue"** (which is partially attributable to digital services) **has only grown by a total of 3% from FY13 to FY19.** We attribute this to a Board that is unable to think outside of the box, out of tune with their customer base, and maintains a poor capital allocation strategy. In recent years, various competitors have innovated by offering services such as unique marketplaces, inventory storage, and pricing analytics for collectibles. **The Board needs rejuvenation, creativity, shareholder representation, and better capital allocators to successfully digitally innovate and drive value for all.**

The Alta Fox Vision for Increasing Intrinsic Value to $100/Share

There are exciting tailwinds in each of CLCT's core markets. PSA is experiencing accelerated growth (excluding COVID-19's disruptions) as trading card demand reaches historic levels. Structural shifts driving this change are social media outlets increasing athlete exposure, liquidity & value-added services being added to the market, and the growing legitimacy of trading cards as an investment vehicle. PCGS is gaining momentum in China, with experts estimating that its China business could be larger than its US business in 5-10 years (in FY19, revenue from PCGS' China business was 12% of its US business). With improved governance, investor relations, exciting revenue tailwinds, and margin expansion, **we believe CLCT should conservatively trade at +25x our 2023 EPS target of $2.01,** *yielding ~$50 in value for CLCT's core business*.

While CLCT's core grading business offers attractive unit economics, it has limited scalability due to significant labor costs. We believe the Board should execute digital and scalable recurring revenue initiatives that will materially increase CLCT's overall margins and earnings power. Most of the services we are proposing are already offered in the marketplace, but the offerings remain fragmented and un-optimized. We view CLCT as the natural consolidator of the industry given their crucial role as "gatekeeper" in the coin/card market, as it is nearly impossible to obtain a reasonable price on a rare coin/card without it first being authenticated and graded. CLCT has a better brand than competitors offering these high margin value additive services and **CLCT's unique place in the coin/card ecosystem gives them an overwhelming competitive advantage in customer acquisition**. Alta Fox believes these scalable and recurring revenue initiatives can be implemented with low risk to shareholders through accretive bolt-on M&A, outsourced development with minimal upfront capital requirements, and partnerships with industry peers. **We believe that the value of these digital initiatives could be worth an *incremental* $50/share.**

Alta Fox has every intention and desire to work *with* management to improve CLCT. **CLCT has a more than capable leader in Joe Orlando.** Joe has built PSA into the crown jewel of CLCT and we think his experience is an asset for the Company. Our plan would prioritize recruiting the right digital talent to support Orlando in these initiatives and would ensure investments are made in a customer and shareholder friendly manner. While we are nominating a full slate of directors, we reserve the right to remove a nominee(s) from our slate at a later date to leave room for Joe Orlando.

With reasonable growth and margin expansion assumptions, CLCT's base grading business is severely undervalued by the market today. Furthermore, the market today is assigning CLCT no credit for any digital efforts. Our nominees would work tirelessly with management to fix the bottlenecks in the core grading business, introduce valuable new digital services, and bring increased transparency to both investors and customers. **We believe our nominees have the experience and track record to work collaboratively with management to deliver $100/share in value to CLCT's shareholders within the next 3 years ($50/share in core business + $50/share in new digital initiatives).**

<u>**Conclusion, Release of Full Operating Plan, and Next Steps**</u>

CLCT is well positioned to improve the customer value proposition and add scalable digital revenue streams to launch the Company into the next decade. However, this requires a change in capital allocation mindset and with it, a change in the Board. Our nominees are highly qualified and can bring sorely needed leadership, particularly in the areas of corporate governance, investor relations, M&A experience, and digital transformation.

We will be releasing more details over the coming months, including our full operating plan which has been thoroughly vetted by customers and industry experts. This plan outlines specific digital and recurring revenue opportunities and further highlights the need for a rejuvenated Board.

- If you would like to receive updates as we release more details of our vision for Collectors Universe, please register your email at: www.altafoxcapital.com/clct.
- You can also receive Twitter updates by following: @AltaFoxCapital
- Finally, if you are a customer, shareholder, or other industry participant that is interested in a new vision for CLCT, please contact us at: **FixCLCT@altafoxcapital.com.**

Alta Fox intends to help CLCT take the collectors' experience to the next level. We look forward to sharing more information soon.

Sincerely,

Connor Haley

Connor Haley
Managing Partner
Alta Fox Capital

Biographies of Alta Fox's Nominees (in alphabetical order)

Lorraine Bardeen

- Ms. Bardeen serves as General Manager, Dynamics 365 and Power Platform Industry Solutions & Customer Success at Microsoft Corporation where she drives digital transformation across industries including healthcare, financial services & insurance, media & entertainment, retail, manufacturing, education, and nonprofit.
- Ms. Bardeen's previous roles at Microsoft include General Manager of Engineering, D365 Mixed Reality and Computer Vision Apps, GM Studio Manager, Mixed Reality, GM, Windows and HoloLens Experiences Production & Strategy and Director of Business, Strategy, Operations, Microsoft Studios.
- Ms. Bardeen previously worked as a Senior Associate Consultant at PricewaterhouseCoopers LLP.
- Ms. Bardeen holds a B.S. in Finance from Cornell University.

Damian Blazy

- Mr. Blazy serves as a Principal of Portfolio Operations at OpenGate Capital Management, LLC. Previously, he served as a Vice President of Portfolio Operations at Kelso & Company and as a Principal at Oliver Wyman.
- Mr. Blazy served as a Naval Officer in the United States Navy, where he served as an Energy Security Analyst, Flag Aide and as a Naval Flight Officer in Strike Fighter Squadron – 103. During his service in the United States Navy, Mr. Blazy was awarded the Strike Fighter Medal and the Navy Marine Corps Achievement Medal.
- Mr. Blazy is an avid comic and card collector.
- Mr. Blazy received a B.S. in Physics, with High Honors, from the University of Maryland College Park, an M.B.A. from the MIT Sloan School of Management, and graduated in the top of his class from the United States Navy Flight School.

Connor Haley

- Mr. Haley serves as the Founder and Managing Partner of Alta Fox Capital Management, LLC. Prior to founding Alta Fox, Mr. Haley was a consumer and technology focused Analyst at Scopia Capital Management LP. Mr. Haley has been recognized in numerous circles as an emerging thought leader in the small and micro-cap space and is currently a top-ranked member on microcapclub.com Mr. Haley is a frequent panelist at small and micro-cap conferences, including the LD Micro and Planet Microcap Showcase, and has been interviewed in a number of publications and podcasts for his views on the small and micro-cap market.
- Mr. Haley received an A.B. in Government, *magna cum laude*, from Harvard College.

Judy Krandel

- Ms. Krandel serves as the Chief Financial Officer of Recruiter.com Group, Inc., effective at the end of June.
- Previously, Ms. Krandel worked as a Senior Business Development and Mergers & Acquisitions Consultant at PeerStream, Inc. Prior to that, Ms. Krandel held roles as Portfolio Manager at Juniper Investment Company and Alpine Woods Capital Investors, LLC.
- Ms. Krandel currently serves as a director of Lincoln 1st Bank and as an advisory board member of Givz.
- Ms. Krandel previously served as a director of CynergisTek and Snap Interactive, Inc.
- Ms. Krandel received her B.S., *magna cum laude*, in Finance from the Wharton School of the University of Pennsylvania and an M.B.A. with a focus on Finance and Accounting from the University of Chicago Booth School of Business.

Susanne Meline

- Ms. Meline currently serves as the Co-Founder and Special Situations Advisor of Francis Capital Management, LLC and as an Arbitrator for FINRA. Prior to that, she served as an investment banker specializing in M&A at Houlihan Lokey.
- Ms. Meline currently serves as a director of ClearSign Technologies Corporation.
- Ms. Meline previously served as a director of Aqua Metals, Inc. and Finomial.
- Ms. Meline is a Certified Director through the UCLA Anderson Graduate School of Management and a Board Leadership Fellow for the National Association of Corporate Directors.
- Ms. Meline received a B.A. from the University of California Los Angeles and a J.D. from the University of California Hastings College of the Law.

Nathaniel ("Nat") Snead Turner V

- Nat Turner serves as the Co-Founder and Chief Executive Officer of Flatiron Health, Inc. Prior to that, he co-founded and serves as Chief Executive Officer of Invite Media, Inc.
- Mr. Turner currently serves as a director of Clover Health.
- Mr. Turner has received numerous awards for his accomplishments as a successful entrepreneur, including, among others, winning the 2017 Ernst & Young Entrepreneur of the Year Award Winner – NY Area, 2015 Forbes 30 Under 30 Entrepreneurs and 2015 Crain's 40 Under 40 Entrepreneurs.
- Mr. Turner is an avid sports trading card collector and has amassed one of the most prodigious collections of Michael Jordan trading cards in the world.
- Mr. Turner received a B.S., *cum laude,* in Economics with concentrations in entrepreneurship and marketing from The Wharton School of the University of Pennsylvania.